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Issuer Free Writing Prospectus Dated October 14, 2010
(Supplementing Preliminary Prospectus Dated October 4, 2010 and
the Issuer Free Writing Prospectus Dated October 7, 2010)
Filed Pursuant to Rule 433
Registration Statement No. 333-168014

5,000,000 Shares

Common Stock

Body Central Corp.
Initial Public Offering of
5,000,000 shares of Common Stock, par value $0.001 per share

        This free writing prospectus relates only to this offering and should be read together with the preliminary prospectus dated October 4, 2010 (the "Preliminary Prospectus"), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-168014) and the issuer free writing prospectus, dated October 7, 2010 (the "October 7 FWP"). On October 13, 2010, we filed Amendment No. 5 to the Registration Statement ("Amendment No. 5"), which may be accessed through the following link: http://www.sec.gov/ Archives/edgar/data/1379246/ 000104746910008567/ 0001047469-10-008567-index.htm. The issuer's Central Index Key, or CIK, on the SEC web site is 0001379246. References to "Body Central," "we," "us," "our," "our company" and "our business" are used in the manner described in such preliminary prospectus.

        The following information supplements and updates the information set forth in our Amendment No. 5 and in the Preliminary Prospectus and the October 7 FWP:

Issuer:	Body Central Corp., a Delaware corporation.
Nasdaq Global Market symbol:	BODY
Title of securities:	Common Stock, par value $0.001 per share.
Shares offered by the issuer:	3,333,333 shares.
Shares offered by the selling stockholders:	1,666,667 shares.
Underwriters' over-allotment option:	750,000 shares from the selling stockholders
Common stock to be outstanding after this offering:	15,405,683 shares.
Initial public offering price:	$13.00 per share.
Underwriting discount per share:	$0.91 per share.
Underwriters:	Piper Jaffray & Co., Jefferies & Company, Inc., William Blair & Company, L.L.C. and Robert W. Baird & Co. Incorporated
CUSIP:	09689U 102

        Certain disclosure in the Preliminary Prospectus has been updated, which changes include those described below. The pro forma financial information and information with respect to use of proceeds set forth herein assumes an initial public offering price of $15.00, the midpoint of the range set forth on the cover of the Preliminary Prospectus.

        The disclosure set forth in the Preliminary Prospectus has been updated in a number of places to reflect that on October, 13, 2010, Body Central filed an amendment to its certificate of incorporation with the State of Delaware. This amendment changed our name to Body Central Corp. (from Body Central Acquisition Corp.) and effected a 25.40446-for-1 stock split of our common stock. Accordingly, the Preliminary Prospectus has been updated in a number of places to reflect that the name change and split have now taken place.

        The disclosure set forth on page i of the Preliminary Prospectus has been updated to include references to any free writing prospectus filed with the Securities and Exchange Commission.

        The disclosure set forth in the Preliminary Prospectus in the table and footnotes under "SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA" has been updated as follows: (i) in the columns for the twenty-six weeks ended July 4, 2009 and July 3, 2010, the line item for "Weighted average common shares outstanding, Diluted" has been updated to read 12,111,500 and 12,188,331, respectively (in addition, corresponding updates have been made in the table under "SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA," on page F-29 on the "CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)" and in Note 5 on page F-35); (ii) in the column for the twenty-six weeks ended July 3, 2010, the line items for "Pro Forma net income per common share, basic" and "Pro Forma net income per common share, diluted" have been updated to read $0.45 and $0.45, respectively (in addition, corresponding updates have been made in the table under "SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA"); (iii) in the column for the twenty-six weeks ended July 3, 2010, the line item for "Pro forma weighted average common shares outstanding, Diluted" has been updated to read 15,289,532; and (iv) in the column for the fiscal year ended December 29, 2007, the line item for "Comparable store sales change" has been updated to read (4.6)% (in addition, corresponding updates have been made in the table under "SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA"). Footnote 3, following the table, which footnotes the line items for "Pro forma net income per common share" and "Pro forma weighted average common shares outstanding" has also been updated to read in its entirety as follows (in addition, corresponding updates have been made in footnote 5 to the table under "SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA"):

  (3)
  The pro forma net income per common share and pro forma weighted average common shares outstanding has been derived by applying pro forma adjustments to our historical statements of operations as if this offering were effective January 4, 2009. The pro forma net income per common share and pro forma weighted average common shares outstanding are presented for supplemental informational purposes only. It does not purport to represent what our results of operations would have been had this offering actually occurred on January 4, 2009.

  The pro forma adjustment to net income gives effect to the deduction of $2.5 million and $1.1 million of interest expense, net of income tax benefit, for the fiscal year ended January 2, 2010 and the twenty-six weeks ended July 3, 2010, respectively, related to the repayment of all outstanding indebtedness under our senior credit facility.

  The pro forma adjustments to the weighted average common shares outstanding give effect to the following:

  •
  the sale by us of 2,184,534 shares of our common stock in this offering used to repay all of our outstanding indebtedness under our senior credit facility;

  •
  the sale by us of 232,934 shares of our common stock in this offering used to redeem our non-convertible, non-voting Series C preferred stock; and

  •
  the conversion of all outstanding shares of our convertible preferred stock into 11,869,115 shares of our common stock.

  The pro forma number of shares of our common stock in this offering is assumed to be at initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

  The pro forma adjustments do not give effect to the following:

  •
  the sale by us of 66,667 shares of our common stock in this offering to provide funds for the payment by us of up to an aggregate of $1.0 million to specified employees, including certain named executive officers, under a success bonus plan triggered upon completion of this offering;

  •
  the sale by us of 400,000 shares of our common stock in this offering to provide funds for the underwriting discounts and commissions and estimated offering expenses;

  •
  the sale by us of 449,198 shares of our common stock in this offering to provide funds for working capital and other general corporate purposes, including to grow our store base and our direct business, to convert Body Shop stores to Body Central banners, to refurbish older stores, to make technology improvements and to make other capital expenditures; and

  •
  an amendment to our certificate of incorporation to increase our authorized capital stock to shares of our common stock and shares of undesignated preferred stock, with shares of our common stock outstanding upon completion of this offering.

        The disclosure set forth in the Preliminary Prospectus in the table and footnotes under "CAPITALIZATION" has been updated to add the number "5,000,000" in the line item for undesignated preferred stock prior to the words "shares authorized, no shares issued and outstanding, on a pro forma as adjusted basis."

        The disclosure in the second paragraph set forth in the Preliminary Prospectus under "USE OF PROCEEDS" has been updated in its entirety to read as follows:

        We intend to use the net proceeds we receive from this offering principally as follows:

  •
  approximately $32.8 million (as of July 3, 2010) (from the sale by us of approximately 2,184,534 shares of our common stock in this offering) to repay all outstanding amounts under our term loan facilities of our senior credit facility and pay down any outstanding amounts under our revolving credit facility of our senior credit facility;

  •
  approximately $3.5 million (as of July 3, 2010) (from the sale by us of approximately 232,934 shares of our common stock in this offering) to redeem all outstanding shares of our non-convertible, non-voting Series C preferred stock;

  •
  the payment by us of up to an aggregate of $1.0 million (from the sale by us of approximately 66,667 shares of our common stock in this offering) to specified employees, including certain named executive officers, under a success bonus plan triggered upon completion of this offering (See "Executive Compensation—Success Bonus Plan" for more information); and

  •
  approximately $6.7 million (from the sale by us of approximately 449,198 shares of our common stock in this offering) to provide funds for working capital and other general corporate purposes, including to grow our store base and our direct business, to convert Body Shop stores to Body Central banners, to refurbish older stores, to make technology improvements and to make other capital expenditures. While we have not yet determined the approximate dollar amounts allocated to these general corporate purposes, we believe that retaining these net proceeds will afford us significant flexibility to pursue our business strategies, including our planned growth strategy through new store openings.

        The disclosure set forth in the Preliminary Prospectus under "RISK FACTORS—Risks Related to Our Business—Our growth strategy depends upon our ability to successfully open and operate new stores each year in a timely and cost-effective manner without affecting the success of our existing store base" has been updated so that the first paragraph under that heading reads in substance as follows: Our strategy to grow our business depends partly on continuing to open new stores for the foreseeable future. Our future operating results will depend largely upon our ability to find a sufficient number of suitable locations that will allow us to successfully open and operate new stores each year in a timely and cost-effective manner. We believe there are many opportunities to expand our store base from our 204 locations as of September 30, 2010. We opened 15 new stores in fiscal year 2009. In fiscal year 2010, we plan to open more than 25 new stores (including 22 new stores already opened as of September 30, 2010), and in fiscal year 2011, we plan to open approximately 30 to 35 new stores. Our current expansion plans are only targets, and the actual number of new stores we open could differ significantly from these estimates.

        In addition to the changes described above, the disclosure set forth in the Preliminary Prospectus in the table under "SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA" has been updated as follows: (i) in the column for the thirteen weeks ended December 30, 2006, the line item for "Weighted average common shares outstanding, Diluted" has been updated to read 12,072,352 and (ii) in the column for the 39 weeks ended September 30, 2006, the line item for "Comparable store sales change" has been updated to read 3.3%.

        The disclosure set forth in the second sentence of the second paragraph and the first sentence of the third paragraph (prior to the colon therein) of the Preliminary Prospectus under "DILUTION" has been updated to read as follows: (i) "Our pro forma net tangible book value as of July 3, 2010 was $(19.8) million, or $(1.64) per share of common stock"; and (ii) "Our pro forma as adjusted net tangible book value per share set forth below represents our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding on July 3, 2010, after giving effect to the sale by us of shares of our common stock in this offering, as well as", respectively.

        The disclosure set forth in the Preliminary Prospectus under "CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS—Arrangements with Britt Bauguss and Laurie Bauguss" has been updated so that the last sentence of the second paragraph thereof reads in substance as follows: Mr. Bauguss will also receive a payment upon completion of this offering under our success bonus plan and we anticipate awarding him an option grant in the amount of 7,500 shares prior to completion of the offering at an exercise price equal to the initial public offering price. The award will vest over four years and the term of the option is 10 years.

        The disclosure set forth in the Preliminary Prospectus at Note 15 on page F-25, "Quarterly Results (Unaudited)," in the table therein has been updated as follows: The line items for "Basic (loss) income per common share" and "Dilutive (loss) income per common share" have been both updated to read $(12.13) and $(3.50) for the First Quarter and Third Quarter of Fiscal 2008, respectively.

        In addition to the changes described above, the disclosure set forth in the Preliminary Prospectus at Note 16 beginning on page F-26, "Earnings Per Share," in the table therein has been updated as follows: in the column for January 2, 2010, the line item for "Weighted average dilutive common shares" has been updated to read 12,173,978.

        In addition to the changes described above, the disclosure set forth in the Preliminary Prospectus on page F-29 in the table under "CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)" has been updated as follows: in the column for the Twenty-Six Weeks Ended July 3, 2010, the line item for "Pro forma weighted average common shares outstanding: Diluted" has been updated to read 12,188,331.

        In addition to the changes described above, the disclosure set forth in the Preliminary Prospectus at Note 5 on page F-35, "Earnings Per Share," in the table therein has been updated as follows: In the columns for the Twenty-Six Weeks Ended July 4, 2009 and July 3, 2010, the line item for "Impact of dilutive securities: Stock options" has been updated to read 39,150 and 115,981, respectively.

        In the continuation of Note 5 on page F-36, "Earnings Per Share (Continued)—Pro Forma Information," the disclosure has been updated as follows: in the column for the Twenty-Six Weeks Ended July 3, 2010, (i) the line item for "Impact of dilutive securities: Stock options" has been updated to read 115,981; and (ii) the line item for "Pro forma weighted average dilutive common shares" has been updated to read 12,188,331.

Body Central Corp.(formerly known as Body Central Acquisition Corp.), the issuer, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you are encouraged to read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Piper Jaffray or Jefferies & Company will arrange to send you the prospectus if you request it by calling toll free 1-877-371-5212 or 1-877-547-6340, respectively.

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  Issuer Free Writing Prospectus Dated October 14, 2010 (Supplementing Preliminary Prospectus Dated October 4, 2010 and the Issuer Free Writing Prospectus Dated October 7, 2010) Filed Pursuant to Rule 433 Registration Statement No. 333-168014
Body Central Corp. Initial Public Offering of 5,000,000 shares of Common Stock, par value $0.001 per share